July 31, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jeffrey Gabor

Re:	BioCardia, Inc. Registration Statement on Form S-1
Filed on July 31, 2019 File No. 333-230779

Acceleration Request
Requested Date:	August 1, 2019
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-230779) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Nathan Robinson of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Nathan Robinson of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (512) 338-5407 or via email at nrobinson@wsgr.com.  If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Nathan Robinson via facsimile at (512) 338-5499.

Please direct any questions or comments regarding this acceleration request to Nathan Robinson at (512) 338-5407.

Sincerely,

BIOCARDIA, INC.

By:	/s/ David McClung
David McClung
Chief Financial Officer

cc:	Michael Danaher, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation